Exhibit 99.4
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended March 31,		Years Ended December 31,
(Amounts in millions of euros)	2009	2008	2008	2007	2006	2005(a)	2004(a)
	(unaudited)		(unaudited)
Net income	2,290	3,602	10,590	13,181	11,773	12,734	11,572
Income tax expenses	1,902	4,217	14,146	13,575	13,720	11,806	8,603
Minority interest	34	101	363	354	367	370	275
Equity in income of affiliates (in excess of)/ less than dividends received	(79)	(302)	(311)	(821)	(952)	(596)	(583)
Interest expensed	132	201	779	1,547	1,588	1,211	747
Estimate of the interest within rental expense	36	36	142	128	91	68	54
Amortization of capitalized interest	30	26	115	108	100	100	100

Total	4,345	7,881	25,824	28,072	26,687	25,693	20,768

Interest expensed	132	201	779	1,547	1,588	1,211	747
Capitalized interest	52	75	317	321	237	101	34
Estimate of the interest within rental expense	36	36	142	128	91	68	54
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	1	6

Fixed charges	220	312	1,238	1,996	1,916	1,381	841

Ratio of Earnings to fixed charges	19.75	25.26	20.86	14.06	13.93	18.60	24.69

(a)	2004 and 2005 amounts reflect continuing operations (i.e., excluding Arkema, which was spun-off on May 12, 2006).